UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number: 001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
2200, 500-4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F    X     Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No  X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No  X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

     The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated October 12, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2006

JED Oil Inc. (Registrant)
By:	/s/ Marcia Johnston
Marcia L. Johnston, Q.C.
General Counsel